December 3, 2024

Robert R. Dillard
Chief Financial Officer
Sonoco Products Company
1 N. Second Street
Hartsville, SC 29550

        Re: Sonoco Products Company
            Form 10-K for the Year Ended December 31, 2024
            Form 10-Q for the Quarter Ended June 30, 2024
            File No. 001-11261
Dear Robert R. Dillard:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing